CLOUGH FUNDS TRUST

1290 Broadway, Suite 1100

Denver, CO 80203

April 27, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Clough Funds Trust (the “Trust”) (File Nos. 333-204408 and 811-23059), on behalf of the Clough Global Long/Short Fund (the “Fund”), a series of the Trust

Dear Sir or Madam:

On behalf of the Registrant, enclosed herewith is post-effective amendment No. 7 (under the Securities Act of 1933, as amended, and No. 9 (under the Investment Company Act of 1940, as amended) to the Registrant’s registration statement on Form N-1A (“PEA 7”). PEA 7 is being filed pursuant to Rule 485(a) to add Class A shares to the classes of shares offered by the Fund.

The SEC Staff is requested to address any comments on this filing to Karen S. Gilomen at 720.917.0785.

Sincerely,

/s/ Karen S. Gilomen
Karen S. Gilomen, Esq.
Secretary

Enclosures